SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of September 7, 2010 — Announcement of new trading date of new ordinary shares resulting from exercise of stock options.

Press Release of September 27, 2010 — Conference call invitation for investors and analysts re Nine months 2010 results on Wednesday October 27, 2010.

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of stock options

Athens, Greece — 7 September 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 9 September 2010, a total of 102,700 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €51,350 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,983,396 divided into 365,966,792 shares with a nominal value of €0.50 each.

The new 102,700 shares have been distributed to a total of 5 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		66,200	548,798
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		10,000	81,900
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		20,000	193,400
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		3,000	32,760
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0	0.00
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		3,500	34,510
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									102,700	891,368

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Stock Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 3 August 2010, in accordance with the resolutions of the General Meetings listed above. The Ministry of Finance, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no K2-7701/18-8-2010

The Board of Directors of the Athens Exchange approved on 6 September 2010 the commencement of trading of the 102,700 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 9 September 2010. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Investor Relations Director	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Group Rewards Director	email: sarah.robinson@cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

Nine months 2010 results on Wednesday, 27 October 2010

Athens, Greece — 27 September 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, Company) announced today that it would release nine months 2010 results on Wednesday 27 October 2010 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results, on:

Date:	Wednesday, 27 October 2010

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including November 3rd 2010

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until November 10th 2010.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic
Development & Company Secretary

Date October 8, 2010